UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*


(Name of Issuer)
China Sky One Medical, Inc.

(Title of Class of Securities)
Common

(CUSIP Number)
16941P102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
David Hill
Pope Asset Management, LLC
5100 Poplar Avenue Suite 805
Memphis TN  38137
901-763-4001

(Date of Event which Requires Filing of this Statement) 12/31/2009

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
 of this Schedule 13D, and is filing this schedule
because of 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 16941P102


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Asset Management LLC  62-1871308



2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
(b)



3.
SEC Use Only

4.
Source of Funds (See Instructions) OO
5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 729100

8.
Shared Voting Power 729100

9.
Sole Dispositive Power  729100

10.
Shared Dispositive Power 729100



11.
Aggregate Amount Beneficially Owned by Each Reporting Person
729100


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 4.38%


14.
Type of Reporting Person (See Instructions)
IA



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Investments LLC  203955985


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

6.
Citizenship or Place of Organization Delaware, USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 24700

8.
Shared Voting Power 24700

9.
Sole Dispositive Power  24700

10.
Shared Dispositive Power 24700


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
24700


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 0.15%


14.
Type of Reporting Person (See Instructions)
00


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Investments II LLC  260281944


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

6.
Citizenship or Place of Organization Delaware, USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 686000

8.
Shared Voting Power 686000

9.
Sole Dispositive Power  686000

10.
Shared Dispositive Power 686000


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
686000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 4.12%


14.
Type of Reporting Person (See Instructions)
00




1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William P. Wells      426961338



2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 729100

8.
Shared Voting Power 729100

9.
Sole Dispositive Power  729100

10.
Shared Dispositive Power 729100


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
729100


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 4.38%


14.
Type of Reporting Person (See Instructions)
IN


Item
1.
Security and Issuer
Common shares of China Sky One Medical, Inc. whose principal address is No 38 Dingxin 3rd Street, Nangang District
Harbin, China 150001.

Item
2.
Identity and Background
(a)
This 13-D Form is filed by and on behalf of: (i) Pope Asset
Management, LLC, a Tennessee limited liability company ("Pope Asset"), (ii) Pope Investments LLC, a Delaware limited liability company
("Pope Investments"); (iii) Pope Investments II LLC ("Pope II"), a Delaware limited liability company; and (iv) William P. Wells ("Mr. Wells"). Pope Asset is a registered investment adviser and serves as an investment adviser and/or manager to various persons, including Pope Investments and Pope II.
Pope Asset is the sole manager for Pope Investments and Pope II and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments and Pope II. The securities of the issuer reported in this statement were purchased at various times by Pope Asset, in its capacity as the sole manager of Pope Investments and Pope II, for the account of and in the name of Pope Investments, Pope II and various other persons. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments and Pope II.
 Mr. Wells
is the sole manager of Pope Asset.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments, Pope II and various other persons.
Pope Asset, Pope Investments, Pope II and Mr. Wells each declare that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is,for the purposes of
Section 13(d) or 13 (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of Pope Asset, Pope Investments, Pope II, and Mr. Wells may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act.
Each of Pope Asset, Pope Investments, Pope II, and Mr. Wells declare that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of
Section 13(d) or 13(g) of the Act or any other purpose, (i) acting
(or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect tothe issuer or any securities of the issuer. Pope Investments, Pope II, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule
13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
5100 Poplar Avenue, Suite 805, Memphis, TN  38137

(c)
See Item 2a above.

(d)
not applicable

(e)
not applicable

(f)
Citizenship.  Pope Asset in a Tennessee limited liability company.
Pope Investments and Pope II are both Delaware limited liability companies. Mr. Wells is a United States citizen.

Item
3.
Source and Amount of Funds or Other Consideration
The source of all funds invested in China Sky One Medical, Inc.
were funds from Pope Investments, Pope II, and various other persons managed by Pope Asset. The initial transaction in securities of the issuer consisted of the Common Stock and Warrants to purchase stock of China
Sky One Medical, Inc.   The parties to the initial transaction included:
Vision Opportunity China, L.P., Whitebox Intermarket Parnters, LP.,
Straus Partners LP, Straus-GEPT Partners LP, Professional Offshore Opportunity Fund, Ltd., John Peter Selda, Paul Masters IRA, Jason Pettigrew, Hua-Mei 21st Century Partners, LP, Investment Hunter, LLC, Jayhawk Private Equity Co-Invest Fund, LP, Jayhawk Private Equity Fund, LP, George Loxsom, Guerilla Partners, LP, and Heller Capital Investments, LLC (collectively, the "Buyers" and each a "Buyer").

No part of the purchase price paid by Pope Investments, Pope II, and Pope Asset with respect to the transactions noted above and subsequent purchases is represented by funds or other consideration borrowed or otherwise obtained for purpose of acquiring, holding, trading or voting the securities.
The amount of funds invested by Pope Investments, Pope II, and Pope Asset were acquired by a series of transactions from January 2008 to December 2009.

The source of all additional funds invested in China Sky One Medical, Inc. were funds from Pope Investments,Pope II and Pope Asset. No part of the purchase price paid by Pope Investments, Pope II, and Pope Asset for the additional securities of the issuer is represented by funds or other consideration borrowed or otherwise obtained for purpose of acquiring, holding, trading or voting the securities.


Item
4.
Purpose of Transaction
The purpose of all of the acquisition of securities of the issuer was and remains to be for investment purposes only.


Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The Reporting Persons currently have no plan or intent to acquire additional securities of the issuer, but may do so as the opportuntiy arises.

The Reporting Persons have no current intent to sell securities of the issuer, but may do so as the opportunity arises. Pope Investments has certain registration rights granted by the issuer with respect to securities of the issuer which it holds or may acquire or holds or may acquire upon exercise of warrants.

(b)  Not Applicable.

(c)  Not Applicable

(d)  Not Applicable.

(e)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.

(h)  Not Applicable.

(i)  Not Applicable.

(j)  The Reporting Persons are engaged in the investment business.
In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies, including without limitation, the issuer.
From time to time one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position or offer advice with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses
(a) through (j) of this Item 4, including without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the issuers capitalization or dividend policy.

Except as set forth above in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4.
Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.


Item
5.
Interest in Securities of the Issuer

(a)  As of the date hereof,
Pope Asset beneficially owns 729,100 shares
(not assuming the exercise of the warrants as described below), or about 4.38%, of the issuer's common stock. The calculation of the foregoing percentage is on the basis of 16,661,423 shares of the issuer's common stock outstanding as disclosed in the issuer's
Form 10-Q for the quarter ended September 30, 2009. Pope Asset, as the manager of Pope Investments and Pope II, may also be deemed to beneficially own the above described securities of the issuer owned by Pope Investments and Pope II.

Pope Investments beneficially owns 24,700 shares of the issuer's common stock, or approximately 0.15%.
The calculation of the foregoing
percentage is on the basis of 16,661,423 shares of the issuer's common stock outstanding as disclosed in the issuer's
Form 10-Q for the quarter ended September 30, 2009.

Pope II owns (i) 686,000 shares of
the issuer's common stock and (ii) warrants which may be exercised for a total of 321,000 shares of the issuer's common stock. Therefore, Pope II may be deemed to beneficially own 1,000,700 shares of the issuer's common stock which represents approximately 6.00% of the issuer's outstanding common stock (assuming the full exercise of the warrants). The calculation of the foregoing percentage is on the basis of 16,661,423 shares of the issuer's common stock outstanding as disclosed in the issuer's
Form 10-Q for the quarter ended September 30, 2009.

Mr. Wells, as the manager of Pope Asset, may also be deemed to beneficially own the above-described securities of the issuer beneficially owned by Pope Asset.The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of securities of the issuer held by Pope Investments and Pope II.

(b) Pope Investments may be deemed to hold shared power to vote and to dispose of the 24,700 shares of common stock described in (a) above. Pope II may be deemed to hold shared power to vote and to dispose of the 1,000,700 shares
(assuming full exercise of the warrants) of common stock described in (a) above. Pope Asset and Mr. Wells may be deemed to hold shared power to vote and to dispose of the 1,050,100 shares of the issuer's common stock described in (a) above.
The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of the securities of the issuer held by Pope Investments and Pope II.

(c) (i) Buys: Pope Asset, December 1, 2009, 900 shares, 14.018 per share; Pope Asset, December 15, 2009, 500 shares, 14.018 per share. (ii) Sells:
Pope II, including all of the following:

December 18, 2009, 24,579 shares, 19.96 per share;
December 21, 2009, 100,000 shares, 21.13 per share;
December 22, 2009, 25,000 shares, 21.12 per share;
December 23, 2009, 21,000 shares, 20.95 per share;
December 24,2009, 70,263 shares, 23.00 per share;
December 28, 2009, 63,770 shares, 24.53 per share;
December 29, 2009, 11,967 shares, 24.07 per share;
December 30, 2009, 14,000 shares, 22.57 per share;
December 31, 2009, 33,000 shares, 22.91 per share;
January 4, 2010, 30,853 shares, 23.21 per share;
January 5, 2010, 25,847 shares, 23.83 per share;
January 6, 2010, 1,800 shares, 23.45 per share;
January 7, 2010, 15,881 shares, 22.85 per share;
January 8, 2010, 16,715 shares, 22.86 per share;
January 10, 2010, 65,604 shares, 22.53 per share;
January 12, 2010, 24,000 shares, 22.03 per share;
January 13, 2010, 25,000 shares, 20.79 per share;
January 14, 2010, 25,000 shares, 20.47 per share;
January 15, 2010, 21,047 shares, 20.14 per share;
January 19, 2010, 58,953 shares, 21.72 per share;
January 22, 2010, 1,606 shares, 19.62 per share;
January 25, 2010, 3,899 shares, 19.50 per share;
January 26, 2010, 9,550 shares, 18.96 per share;
January 28, 2010, 11,551 shares, 19.02 per share;
February 2, 2010, 3,074 shares, 18.94 per share.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from,or proceeds from the sale of, the shares of issuer's common stock reported in this statement.

(e)  December 28, 2009.

Pope Asset and Mr. Wells do not directly own any shares of the issuer's Common Stock. Pope Asset is the sole Manager of Pope
Investments and Pope II.  Mr. Wells is the Manager of Pope Asset.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments and Pope II.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments and Pope II. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section
13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item
6.
Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer
None.


Item
7.
Material to Be Filed as Exhibits

Exhibit "A": Joint filing Agreement, dated as of February 12, 2010, by and among Pope Investments, Pope II, Pope Asset and Mr. Wells.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  February 16, 2010



JOINT FILING AGREEMENT

This will conform the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of China Sky One Medical, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 16, 2010

POPE ASSET MANAGEMENT, LLC
By:Pope Asset Management, LLC, /s/William P. Wells, Manager
By:Pope Investments LLC /s/William P. Wells, Managing Member
By:Pope Investmetns II LLC /s/William P. Wells, Managing Member
By:WILIAM P. WELLS /s/William P. Wells Signature

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.